July 31, 2024

Kyle Beilman
Chief Financial Officer
Dave Inc.
1265 South Cochran Ave
Los Angeles, CA
90019

       Re: Dave Inc.
           Form 10-K for fiscal year ended December 31, 2023
           Filed March 5, 2024
           File No. 001-40161
Dear Kyle Beilman:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for fiscal year ended 12/31/2023
Demand Deposit Account: Dave Banking, page 8

1. We note the statement on page 8 regarding your digital demand deposit account issued by
       Evolve. We also note disclosure on your website, including the Dave Spending Account
       Deposit Agreement, which states that customer funds become eligible for FDIC insurance immediately upon placement into a "Sub-Deposit Account at a Priority Bank." Please revise future filings here or under "Regulation of our bank partnership model" on page 16 to summarize and further explain your key third party relationships, including with the
       Priority Bank and Sub-Account entities. Disclose the relevant third parties and material terms of the relationships used to provide services to your customers. In this regard, advise us with a view toward future disclosure of:
           the extent to which your customers' funds are moved between or held in custodian or other accounts;
           whether any of your products and services or third-party vendors hold funds temporarily or indefinitely without FDIC insurance (for example, we note the
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Page 2

            referenced on page 10 to Galileo);
              when the funds deposited via the Dave app become subject to FDIC insurance;
              what conditions or regulatory requirements must be satisfied for such insurance coverage to apply;
              whether you work with processors other than Galileo and whether the funds are insured when held by processors; and
              whether your agreements with third parties, including with Evolve and Galileo, are material agreements under Item 601(b)(1) of Regulation S-K.
Our Business Model, page 9

2. We note the statement on page 19 that you use artificial intelligence in your operations and product offerings. We also note the discussion of AI in the last risk factor on page 21.
       In the future please further clarify how you and your third-party vendors deploy and utilize AI in your business. For example, it is unclear if you use AI in your underwriting criteria, as discussed in the second risk factor on page 22.
Regulatory Environment , page 14

3. Reference is made to the sixth sentence of the first paragraph. In the future, clarify how you are "subject to bank regulators with supervisory authority over Evolve." If material, your revised disclosure should (1) further clarify the regulatory environment generally for nonbank operators as well as how regulations apply to your particular operations and (2)
       reconcile the statement on page 14 with your disclosure in the penultimate risk factor on page 35, where you state that you are "not currently directly subject to laws and regulations applicable to traditional banks."
State licensing requirements and regulation , page 14

4. We note the statement that the application of state licensing requirements to your business model is not always clear. You also indicate that state regulators may request or require that you obtain licenses or otherwise comply with additional requirements in the future, and you state on page 35 that "[c]ertain" states have adopted laws regulating licensing, registration, notice filing, or other approval. You also state that you have (1) received inquiries from state regulatory agencies regarding requirements to obtain licenses, (2)
       responded to inquiries from "various states," and (3) entered into a 2021 MOU with
       California. With a view to disclosure in future filings, please advise us whether there are any significant updates to the status of state regulatory requirements materially impacting you.
If our present or any future key banking relationships are terminated..., page
25

5. We note this risk factor discusses your reliance on Evolve Bank. Advise us whether you believe your risk factor should be updated in future filings to address the Cease and Desist
       Order of June 11, 2024 consented to by Evolve with its regulators. For example, it is unclear if the order significantly alters the likelihood that you could be subject to new
       "material limitations."
 July 31, 2024
Page 3
We are exposed to losses from Dave banking Member accounts. , page 28

6. In the future, please clarify the disclosure in the first sentence, including which "banking regulations and payment network rules" may subject you to liability. Revise "Other regulatory requirements" on page 16 in future filings to summarize whether and how your agreements with third parties designate individual or shared responsibility for the various bank and other regulatory oversight, such as KYC and AML. In this regard, we note the statement on page 10 that Galileo "implements certain fraud control processes and procedures."
Management's Discussion and Analysis, page 47

7. We note the reference on page 50 to "lower tip engagement" from members and
       "relatively flat" change in the percentage of members who chose to pay a processing fee for expedited advances. We also note the reference to member growth and activity on page 48 in the discussion of Key Factors Affecting Operating Results. In future filings, please revise to provide an approximate quantification of the percentages of members who leave tips and/or choose to pay an optional instant transfer fee and, if the variability of such revenues differs materially compared to the other revenue streams, further clarify the key drivers for optional fees. In this regard, it is unclear what is meant by tip engagement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance